May 1, 2009

Mr. Stephen Krikorian

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549

Re:	American Software, Inc.
Form 10-K for Fiscal Year Ended April 30, 2008
Filed July 14, 2008
Form 10-Q for Fiscal Quarter Ended October 31, 2008
Filed December 10, 2008
File No. 000-12456

Dear Mr. Krikorian:

As Chief Financial Officer of American Software, Inc. (the “Company”), I am responding to your letter dated April 17, 2009 pertaining to the above-referenced filings. In this letter, I restate each of your comments and insert, following those comments, a detailed response or explanation.

Form 10-K for the Fiscal Year Ended April 30, 2008

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Revenue

Services and other revenue, page 63

1.	We note your response to our prior comment number 4 that the increase in service revenue is a result of the increase in the volume of customer implementations as a result of the increase in the number of license fee sales, but there has not been an increase in the proportion of customers purchasing implementation services along with the license fee. Please clarify and expand upon your response to us and in future filings in

Mr. Stephen Krikorian

Accounting Branch Chief

May 1, 2009

consideration that your license revenues decreased in the fiscal year ended April 30, 2008 compared to the prior fiscal year.

As noted on page 63 of the Company’s Form 10-K for the Fiscal Year Ended April 30, 2008, we have observed that there is a tendency for services and other revenues to lag changes in license revenues by one to three quarters, as new licenses in one quarter often involve implementations and consulting services in subsequent quarters, for which we recognize revenues only as we perform those services. Thus, it is not necessary for the proportion of customers purchasing implementation services to increase if the amount of license fees increased in recent quarters. Logility’s license fees for the fourth quarter ended April 30, 2007 and the first quarter ended July 31, 2008 had increased by 48% and 42%, respectively, when compared to the quarter ended April 30, 2006 and the quarter ended July 31, 2007, respectively. These increases in new license fee contracts resulted in an increase in the volume of customer implementations in the subsequent quarters of fiscal 2009.

The Company will expand its disclosures on a prospective basis to include the information provided in this response.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

(1) Presentation and Summary of Significant Accounting Policies

(1) Goodwill and Other Intangibles, page 85

2.	We have reviewed your response to our prior comment number 6. Tell us how often you use the comparable transaction methodology and indicate how a comparable transaction is identified. That is, tell us how you have identified a sufficient number of comparable transactions as of each impairment testing date. Indicate how much weight is assigned to this method. Also, expand your footnote disclosures in future filings to include the information provided in your response.

We apply the comparable transaction methodology annually on each impairment testing date. A comparable transaction is identified by reviewing transaction data gathered from financial statements of industry peers and market reports (Pratt Stat’s, Public Stats, and SEC Filings). In addition, we utilize SIC codes of our industry peers to identify current transactions. For the April 30, 2008 testing date, we gathered all transactions completed during the periods of January 2004 through March 2008.

The comparable transaction methodology and the two other valuation approaches we utilize in determining the fair value for each reporting unit are weighted equally. Based on the above methodology we believe the weight given to each valuation method is reasonable.

Mr. Stephen Krikorian

Accounting Branch Chief

May 1, 2009

The Company will expand its footnote disclosures on a prospective basis to include the information provided in this response.

Item 11. Executive Compensation, page 108

Incorporated by Reference from Definitive Proxy Statement Filed on Jul 28 2008

Executive Compensation

Compensation Discussion and Analysis

Executive Compensation Philosophy

Stock Option Plans, page 8

3.	We note your response to our prior comment number 7, which asked you to provide a significantly more detailed qualitative and quantitative discussion linking what your compensation committee considered in determining to grant stock options to the actual number of stock options granted to each named executive officer. Your response states that the compensation committee did not undertake a quantitative analysis in determining the levels of stock option grants to executive officers, but developed its decisions on stock option grants based on a qualitative analysis of (i) recommendations of your Chief Executive Officer, (ii) your current and past year’s financial results, (iii) the perceived value of each named executive officer to your overall success and (iv) the current and past years’ compensation packages for each named executive officer. Please provide a more detailed explanation of the compensation committee’s qualitative analysis of each of these factors, and how this consideration resulted in the number of stock options awarded to each named executive officer.

The following is a more detailed analysis of each of these factors, and how the consideration of these factors resulted in the number of stock options awarded to each named executive officer:

o	Chief Executive Officer Recommendations: The Committee placed substantial weight on the stock option grant recommendations of James C. Edenfield, the CEO of the Company, particularly as to stock option grants to named executive officers other than himself and his son, J. Michael Edenfield. The Committee based this weight on several factors, including the CEO’s intimate knowledge of the role and performance level of each of the named executive officers over an extended time period, his demonstrated skill in retaining and motivating officers and key employees of the Company, and his emphasis on and effectiveness in managing the business of the Company on a fiscally conservative basis. In part because of these factors the Committee ultimately decided to grant stock options in accordance with the CEO’s stock option grant recommendations.

Mr. Stephen Krikorian

Accounting Branch Chief

May 1, 2009

o	Current and past year’s financial results: The Committee noted that the stock option grants being considered were consistent with stock option grants to the same named executive officers in recent years. The Committee observed that the Company’s performance in fiscal 2008 and in fiscal 2009 to date, in the view of the Committee, was favorable in light of market conditions. With respect to J. Michael Edenfield, this observation focused on the performance of the Logility subsidiary, of which he is the chief executive officer. The Committee therefore concluded that this favorable overall performance of the Company mitigated in favor of granting stock options at least at the same level as options granted in recent years. Moreover, the favorable performance represented some evidence that prior year stock option grants were effective motivating factors for the named executive officers.

o	Perceived value of named executive officers: The stock option grants to the named executive officers were not at the same level for each individual. The Committee considered the roles of the named executive officers and their ability, individually, to influence the Company’s profitability and position in the marketplace. This resulted in the largest stock option grant being made to the CEO of the Company (100,000 shares), followed by grants in descending amounts to the chief executive officer of Logility (80,000 shares), the chief financial officer (50,000 shares), and the senior vice president of American Software USA, Inc., with responsibility for software licensing, development, maintenance and professional services for that company (20,000 shares). In the judgment of the Committee, these relative levels of stock option grants reasonably reflected the relative ability of officers holding these positions to affect the performance of the Company. In particular, the Committee believes that the Company CEO has set the tone within the Company for controlling costs while preserving or enhancing market share under difficult economic circumstances.

o	Current and past years’ compensation packages: The Committee establishes the overall compensation package of the CEO of the Company. The Committee advises on, but does not have the authority to establish, the compensation packages of the other named executive officers, except for stock option grants. The compensation of J. Michael Edenfield is established by the compensation committee of the Logility board. In reviewing the compensation packages of Messrs Klinges and Coombs, the Committee noted that their fiscal 2009 salaries and potential bonuses either remained the same or were increased only slightly as compared to fiscal 2008 and had not increased substantially in recent years. The Committee determined to maintain the salary and bonus arrangement for the Company CEO at the same levels as had been in effect for recent years. These factors mitigated in favor of not reducing the level of stock option grants to these named executive officers.

Mr. Stephen Krikorian

Accounting Branch Chief

May 1, 2009

To the extent the Compensation Committee of the Company applies similar qualitative factors in future stock option grant decisions, we will expand our proxy statement disclosures on a prospective basis to include an expanded qualitative factor discussion consistent with that provided in this response.

Please direct any further questions or comments relative to this letter to our outside counsel, Henry B. Levi, at 404-221-6508, or to me, at 404-264-5477. Please send a copy of any further comments or questions to the undersigned at fax: 404-264-5394, and also to Mr. Levi at his direct fax number, 404-238-9708.

Very truly yours,

/s/ Vincent C. Klinges
Vincent C. Klinges, Chief Financial Officer

cc:	Mr. James C. Edenfield
Mr. Henry B. Levi